Paul Hastings LLP

101 California Street, Forty-Eighth Floor

San Francisco, California 94111

telephone (415) 856-7000

facsimile (415) 856-7100

www.paulhastings.com

December 11, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on December 1, 2023 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 108 (the “Amendment”), which contained proposed disclosure with respect to two new series of the Registrant that will be operated as actively managed exchange traded funds (each, a “Fund”).

Disclosure revisions intended to address these comments will be included in a further post-effective amendment to be filed after the date of this letter. In addition, that further post-effective amendment will include certain information missing from the Amendment, including fee and expense information. It will also include additional disclosure discussed with Ms. Dubey on December 1, 2023 with respect to the Rule 12b-1 plan applicable to the Funds.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Amendment, unless otherwise indicated. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.

Comment: On page 2, the first complete sentence says that the Fund “has concentrated it investments from . . . time to time” in China. Please revise that sentence to refer instead to forward-looking periods, not just the past.

Response: Comment accepted. The Registrant will revise that sentence to read instead, “The Fund can concentrate its investments (meaning more than 25% of its assets) in a single country such as China.”

Securities and Exchange Commission

December 11, 2023

2.

Comment: If either Fund will invest in variable interest entities (VIEs) as a principal strategy, please add disclosure in the principal strategy and risk sections about those investments. The Staff notes that VIEs are listed under “Principal Risks” in Item 9.

Response: Comment acknowledged. The Registrant does not expect either Fund to invest in VIEs as a principal strategy. The Registrant considers the current disclosure of risks associated with investments in VIEs appearing later in the prospectus as appropriate given that these investments will not constitute part of the principal strategy for any Fund. However, the Registrant will move that existing disclosure about VIE risks under “Additional Risks” in Item 9.

3.

Comment: On pages 2 and 4 there are references in the principal strategy and risk sections to depositary receipts. If either Fund will invest in unsponsored depositary receipts as a principal strategy, please add that disclosure to the principal strategy and risk sections for the applicable Fund.

Response: Comment acknowledged. Matthews does not expect any Fund to invest in unsponsored depositary receipts as a principal strategy.

4.

Comment: On page 2, in the second paragraph, disclosure states that the Fund invests in “growth industries.” Please define or describe what is meant by a growth industry. The same comment applies to page 8.

Response: Comment accepted. The Registrant will remove those references to a growth industry.

5.

Comment: On page 2, that Fund refers to the use of third-party data as part of a negative screening process, and then provides examples of those screens. Please describe the negative screens that will be used as part of the principal strategy for this Fund, rather than just giving examples. That description need not be detailed but should describe categories of screens such as environmental factors.

Response: Comment accepted. The Registrant will revise that disclosure accordingly to list the categories of those negative screens.

6.

Comment: On page 6, the Registrant includes sector concentration as a principal risk and refers to the industrial sector. Please consider whether to add industrial sector concentration as a principal strategy.

Response: Comment acknowledged. Sector concentration is an incidental side effect of the investment strategy described in the prospectus, but concentration itself is not a strategy used by the Fund.

7.	Comment: On page 8, in the first carry-over paragraph under (v) there are the words “of that country or any country in China . . . .” Please simplify that phrase to say “of China” or “in China.”

Response: Comment accepted. The Registrant will revise that disclosure accordingly.

Securities and Exchange Commission

December 11, 2023

8.

Comment: On page 10, under “Sector Concentration Risk” there is a reference to the consumer discretionary sector and the industrial sector. Please consider whether to add concentration in these sectors as a principal strategy.

Response: Comment acknowledged. Sector concentration is an incidental side effect of the investment strategy described in the prospectus, but concentration itself is not a strategy used by the Fund.

9.

Comment: On page 22, under “Industrial Sector Risk” the sentence begins “[c]ertain of the Funds . . . .” Please name the specific fund or say “Each Fund . . . .” Please also consider whether to add a risk in this section for concentration in the consumer discretionary sector.

Response: Comment accepted. The Registrant will add consumer discretionary sector risk to this section.

10.	Comment: On page 27, under “Additional Risks,” India is listed as a non-principal risk. However, India is listed as a principal risk on page 5. Please reconcile this inconsistency.

Response: Comment accepted. The Registrant will move up the India risk on page 27 to the section describing principal risks, around page 25.

Statement of Additional Information and Part C

11.	Comment: On the cover of the statement of additional information, please provide the hyperlink to the annual report as required by Company Act rule 0-4(d).

Response: Comment accepted. The Registrant will add that hyperlink as specified.

12.	Comment: Exhibit (d)(1) refers to the Form of Investment Advisory Agreement. Please file the final investment advisory agreement in effect rather than just a form.

Response:    Comment acknowledged. The form of agreement filed as exhibit (d)(1) was superseded by the final agreement filed as exhibit (d)(3). The Registrant will update that exhibit list as part of the next post-effective amendment.

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Securities and Exchange Commission

December 11, 2023

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC